U.S. ... ISSION

05039239

Ir ... ers
Pursuant ... Act of 1934
and Rule 17a-5 Thereunder

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO
~~8-51679~~ 8-51679

REPORT FOR THE PERIOD BEGINNING	1/1/04	AND ENDING	12/31/04
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WorthMark Financial Services, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

400 Robert St. N., Ste. 1760
(No. and Street)

St. Paul	MN	55101
(City)	(State)	(Zip Code)

RECEIVED MAR ... 2005

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gloria Peterson — 651-665-1000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Olsen Thielen & Co., Ltd.

223 Little Canada Road	St. Paul	MN	55117
Address	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not Resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-15(e)(2).*

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James C. Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of WorthMark Financial Services, LLC as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sharon Catherine Peterson
NOTARY PUBLIC - MINNESOTA
MY COMMISSION
EXPIRES JAN. 31, 2008

Signature

President and COO
Title

Notary Public

This report contains (check all applicable boxes):**

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] (k) Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (m) An Oath or Affirmation
- [ ] (n) A Copy of the SIPC Supplemental Report
- [X] (o) Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

WORTHMARK FINANCIAL SERVICES, LLC

CONTENTS

OLSEN THIELEN & CO., LTD.
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

The Members
WorthMark Financial Services, LLC
St. Paul, Minnesota

We have audited the accompanying statement of financial condition of WorthMark Financial Services, LLC (the Company) as of December 31, 2004, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WorthMark Financial Services, LLC as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Olsen Thielen & Co., Ltd.

St. Paul, Minnesota
January 21, 2005

Associated World-Wide with Jeffreys Henry International
223 Little Canada Road, St. Paul, Minnesota 55117 651 483 4521 FAX 651 483 2467
Flagship Corporate Center, 775 Prairie Center Drive, Ste. 480, Minneapolis, Minnesota 55344 952 941 9242

WORTHMARK FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	145,450
Investment in Ivy Money Market Fund		79,475
Commissions Receivable		132,323
Accounts Receivable		241
Prepaid Expenses		9,376
Deposit with Clearing Firm		25,000
Property and Equipment, Net of Accumulated Amortization and Depreciation of $103,800		55,931
TOTAL ASSETS	$	447,796

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Due to Minnesota Life	$	34,500
Commissions Payable		78,324
Accounts Payable		15,207
Total Liabilities		128,031
MEMBERS' EQUITY:		
Members' Cumulative Contributions		8,009,000
Cumulative Losses		(7,689,235)
Total Members' Equity		319,765
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	447,796

The accompanying notes are an integral part of the financial statements.

WORTHMARK FINANCIAL SERVICES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Life Insurance and Annuity Income	$ 593,202
Other Insurance Income	63,019
Financial Planning and Investment Advisor Fees	135,989
Commissions on Investment Products	129,640
Gain from Sale of LLC	149,998
Other Income	121,465
Total Revenues	1,193,313
EXPENSES:	
Salaries	876,343
Commissions	425,722
Payroll Taxes	61,929
Insurance	206,561
Rent	42,336
Depreciation	33,531
Regulatory Fees	63,045
Other General and Administrative	377,475
Total Expenses	2,086,942
NET LOSS	$ (893,629)

The accompanying notes are an integral part of the financial statements.

WORTHMARK FINANCIAL SERVICES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Series A - WorthMark Holding, Inc.	Series B Owners	Total
BALANCE at December 31, 2003	$ 741,823	$ –	$ 741,823
Capital Contributions	475,000	37,000	512,000
Net Loss	(880,347)	(13,282)	(893,629)
Member Withdrawals	–	(3,000)	(3,000)
Distribution to Members	(36,500)	(929)	(37,429)
BALANCE at December 31, 2004	$ 299,976	$ 19,789	$ 319,765

The accompanying notes are an integral part of the financial statements.

WORTHMARK FINANCIAL SERVICES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (893,629)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities:	
Amortization and Depreciation	33,531
Gain on Sale of LLC	(149,998)
Changes in Assets and Liabilities:	
Commissions Receivable	(9,897)
Prepaid Expenses	(2,811)
Accounts Receivable	4,774
Due to Minnesota Life	(109,511)
Commissions Payable	59,361
Accounts Payable	(29,814)
Other Payables	(5,959)
Net Cash Used In Operating Activities	(1,103,953)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	(4,456)
Purchase of LLC Interest	(2)
Proceeds from Sale of LLC	150,000
Net Cash Provided By Financing Activities	145,542
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Contributions	512,000
Capital Withdrawal	(3,000)
Distributions	(49,429)
Net Cash Provided By Financing Activities	459,571
DECREASE IN CASH AND CASH EQUIVALENTS	(498,840)
CASH AND CASH EQUIVALENTS at Beginning of Year	723,765
CASH AND CASH EQUIVALENTS at End of Year	$ 224,925

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

WorthMark Financial Services, LLC (the "Company") was formed as a limited liability company on July 1, 1999, and has been a member of the NASD since March 10, 2000. From its inception until October 20, 2003, the Company was a joint venture between Securian Financial Services, Inc. ("Securian"), with Securian owning 100 Class A Units, representing 51% of the voting rights in the Company, and 2 outside owners owning 100 Class B Units, representing 49% of the voting rights.

On October 20, 2003, the Company entered into a Development Agreement with Minnesota Life Insurance Company ("Minnesota Life") through which Minnesota Life agreed to make certain development payments provided the Company satisfies selected performance criteria. Pursuant to the Development Agreement, Minnesota Life controlled the Board of Managers and other aspects of the Company's management until December 31, 2004. Securian relinquished all ownership interest in the Company by transferring the value of its Class A Units to Minnesota Life in exchange for cash. Minnesota Life established a royalty agreement with a buyout option with WorthMark Holding Company, Inc. ("WorthMark Holding"), a Delaware corporation, for the value of Securian's relinquished ownership interest.

Contemporaneous with the signing of the Development Agreement, the Company entered into a Member Transfer Agreement, whereby the two remaining owners transferred all their Class B Units to WorthMark Holding in exchange for shares. The President of the Company also became an indirect owner of the Company upon executing the Member Transfer Agreement. The three parties to the Member Transfer Agreement own 100% of WorthMark Holding.

During 2004, the Company added four new Series B owners and intends to accept additional Series B owners in the future. The Company was formed for the purpose of forming alliances with professional firms for sales of financial services and products to the customers of such firms. The Company is a registered broker-dealer with the Securities and Exchange Commission.

The Company's results of operations may not be indicative of the results that would be obtained had it operated independently.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company, typically treated as a partnership for federal and state income tax purposes. Under this arrangement, taxes are not assessed on the Company, but any taxable income, expense, gain, loss, or credit is passed through to its owners based on each owner's distributive share.

Investment in Money Market Funds

Investments in money market funds are recorded at cost which equals market value.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Depreciation

Property and equipment are recorded at cost and consist of computer hardware, computer software and office furniture. Items sold, retired or otherwise disposed of are removed from the accounts and any gain or loss is reflected in operations.

Depreciation and amortization are computed using the straight-line method at rates based on the estimated service lives of the various assets, as follows:

Computer Hardware	3 Years
Computer Software	5 Years
Office Furniture	5 Years

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash and investments in Ivy Money Market Fund, Inc.

Revenue Recognition

The majority of the Company's revenue is earned through the sale of financial products to customers of professional firms. The Company earns and recognizes revenue on the date of the sale. Commission income on mutual fund sales is earned and recognized on the date of the sale. Related commission expense due to agents on such sales is also recognized on the date of the sale.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company pays Minnesota Life for expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses, which Minnesota Life incurs on behalf of the Company. For the year ended December 31, 2004, Minnesota Life allocated expenses of $96,463 to the Company. At December 31, 2004, $34,500 was payable to Minnesota Life.

The Company provides administrative and accounting services to a number of licensed broker dealers. The total revenue for these services was $78,300 for the year ended December 31, 2004.

NOTE 3 - ALLOCATION OF PROFITS AND LOSSES

The Company's profits and losses are allocated to the Series A and Series B owners pursuant to the provisions of the LLC agreement and Series B Subscription Agreements.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital and a net capital requirement of $198,629 and $50,000, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .64 to 1.0 at December 31, 2004.

NOTE 5 - RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

NOTE 6 - RETIREMENT SAVINGS PLAN

The Company has a qualified, defined contribution retirement plan (the Plan) covering substantially all of its employees. Eligible employees may elect to defer a portion of their compensation and have that contributed to the Plan on a pre-tax basis. The Company may make additional contributions to the Plan on its employees' behalf. At December 31, 2004, the Company had not made any contributions to the Plan.

All employees employed with the Company on November 1, 2003 are 100% vested in the Plan. Employees employed with the Company after November 1, 2003 are subject to the following vesting schedule for contributions made by the Company: 25% after one year of service, 50% after two years of service, 75% after three years of service, and 100% after four years of service.

NOTE 7 - SALE OF LLC

In early 2004, the Company purchased ownership of an LLC for $2. A portion of this ownership was acquired from Securian Financial Services, Inc. The LLC was originally set up as a registered broker-dealer with the Securities and Exchange Commission. In August 2004, the Company sold this LLC and the associated broker-dealer licenses for $150,000.

Schedule 1

WORTHMARK FINANCIAL SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

MEMBERS' EQUITY	$ 319,765
DEDUCTION: NON-ALLOWABLE ASSETS:	
Commissions Receivable	(132,323)
Commissions Payable	78,324
Accounts Receivable	(241)
Prepaid Expenses	(9,376)
Property and Equipment, Net of Amortization and Depreciation	(55,931)
Net Capital Before Haircuts on Securities	200,218
HAIRCUTS ON SECURITIES	1,589
NET CAPITAL	$ 198,629
TOTAL AGGREGATE INDEBTEDNESS	$ 128,031
NET CAPITAL	$ 198,629
Minimum Capital Required to be Maintained (the Greater of $50,000 or 6 2/3% of Aggregate Indebtedness of $128,031)	50,000
NET CAPITAL IN EXCESS OF REQUIREMENTS	$ 148,629
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.64

RECONCILATION TO UNAUDITED FORM X-17A-5:

Net Capital as Originally Calculated on Unaudited Part IIA of Form X-17A-5	$ 254,217
Non-Allowable Assets Excluded on Unaudited Filing:	
Commissions Receivable	(132,323)
Commissions Payable	78,324
Net Capital Before Haircuts on Securities	200,218
Haricuts on Securities	1,589
Net Capital	$ 198,629

OLSEN THIELEN & CO., LTD.
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Members
WorthMark Financial Services, LLC
St. Paul, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of WorthMark Financial Services, LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Associated World-Wide with Jeffreys Henry International
223 Little Canada Road, St. Paul, Minnesota 55117 651 483 4521 FAX 651 483 2467
Flagship Corporate Center, 775 Prairie Center Drive, Ste. 480, Minneapolis, Minnesota 55344 952 941 9242

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Olsen Thielen & Co., Ltd.

St. Paul, Minnesota
January 21, 2005